Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Larry Spirgel
Assistant Director

April 3, 2006

Re:	Central European Media Enterprises Ltd.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 2, 2006 (“2005 Form 10-K”)
File No. 0-24796

Dear Mr. Spirgel:

We have received your comment letter of March 20, 2006 regarding the above referenced filing of Central European Media Enterprises Ltd. (“CME”, “we” or the “Company”).

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

1.
We note your definition of the terms spot revenue and non-spot revenue and the use of these terms throughout your MD&A discussion. Please confirm that these measures are based on your U.S. GAAP results for the periods presented. Additionally, since we are unable to recalculate the measures based on the information disclosed in the filing, please disclose a reconciliation showing how these measures reconcile to net revenue as presented in the financial statements.

Response:

We confirm that these measures are based on our U.S. GAAP results for the periods presented. We have used the terms spot and non-spot revenue in our MD&A discussion to explain the movement in station net revenues from year-to-year. In each instance where these measures are used in our MD&A, the underlying spot revenue and non-spot revenue total to the respective Segment Net Revenue per our segment disclosure included in MD&A and in our consolidated financial statements in accordance with Statement No. 131, Segment Information (“SFAS 131”).

We provided this additional detail behind the components of the movements in our Segment Net Revenue as we believe that such detail is useful to investors for their overall understanding of our current financial performance and prospects for the future. We believe this is consistent with the Commission’s Interpretative Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350), as the disclosure provides:

•
A breakdown of the two material components of Segment Net Revenue by separating advertising revenue from the remainder of our revenue generating activities, enhancing the overall financial disclosure and providing a context within which financial information should be analyzed;

•
Information about the quality of our Segment Net Revenue by identifying the quantity of advertising revenue included in Segment Net Revenue so investors can evaluate the historical trends of each segment and so they can make judgments about future performance; and

•
Information “through the eyes of management” on the performance of our segments and how each segment earns revenue. This information is in addition to the information required to be disclosed in our financial statements under SFAS 131.

The material components of our Segment Net Revenue, in the context of our MD&A disclosure, are advertising revenue (spot revenue) and non-advertising revenue (non-spot revenue). We do not believe a reconciliation showing how these measures reconcile to net revenue as presented in the financial statements is required as we currently disclose the definitions of spot revenue and non-spot revenue measures which, when used in MD&A, sum to the respective Segment Net Revenue as used in MD&A and our segment disclosure in accordance with SFAS 131. We believe that the current disclosure focuses on this material information and promotes an understanding of the performance of our individual segments without additional information that could act as an obstacle to identifying and understanding these matters.

In future filings, we will include a statement in our MD&A discussion that the total of spot and non-spot revenues is equal to the respective Segment Net Revenue.

Division of Corporation Finance
April 3, 2006

IV. Analysis of the Results of Consolidated Operations, page 56
(d) Other expense items for the years ended December 31, 2005, 2004 and 2003, page 61

2.
We note that your foreign currency gain of $37.9 million arose primarily as a result of the translation of the Euro-denominated Senior Notes into US dollars at December 31, 2005. Tell us more specifically to what this gain relates and how you considered SFAS 52 when recording this gain in your consolidated statement of operations. Further, tell us how your accounting reconciles to your accounting policy disclosed on page 91.

Response:

Central European Media Enterprises Ltd. (the “Issuer”), an entity with a US dollar functional currency, issued Euro-denominated Senior Notes (Euro 370 million) on May 5, 2005, as disclosed in Note 5 to the consolidated financial statements. The foreign currency gain for the year ended December 31, 2005 of US$ 37.9 million relates primarily to a transaction gain, as defined in Appendix E to Statement 52, Foreign Currency Translation (“SFAS 52”), and as discussed in SFAS 52 paragraph 15, resulting from the change in the exchange rates between the functional currency of the Issuer (US dollar) and the currency in which the Senior Notes are denominated (Euro) that decreased the functional currency cash outflows expected upon settlement of the Senior Notes. In accordance with SFAS 52, this foreign exchange gain is included in determining net income, as it does not meet any of the exceptions to the SFAS 52 requirement for inclusion in net income. This reconciles to our accounting policy on page 91, which states, in part:

“Transactions in foreign currencies - Gains and losses from foreign currency transactions are included in foreign currency exchange gain/(loss), in the Consolidated Statement of Operations in the period during which they arise.”

In response to the Staff’s comment, we will amend in our future filings the discussion of our other expense (income) items to indicate such exchange gains and losses were a result of changes in the spot rate during the period.

VI. Critical Accounting Policies and Estimates, page 72

3.
We note that your discussion regarding program rights, goodwill and intangible assets, and long lived asset valuations does not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material impact on your financial condition or results of operations. Revise your disclosures to provide quantitative as well as qualitative disclosures when quantitative information is reasonably available and will provide material information for investors.

For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission’s Interpretative Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:

We respectfully note for the Staff that in our 2005 Form 10-K, we significantly expanded our discussion of critical accounting policies and estimates, having carefully considered the recommendations of Part Five of the Commission’s Interpretive Release. The underlying valuation results did not identify any alternative outcomes that were reasonably likely to occur based on the facts and circumstances as of December 31, 2005. We will continue to consider whether our discussion of each critical accounting policy in our future filings should include a sensitivity discussion of the likelihood of materially different reported results, including whether we should further discuss additional quantitative or qualitative factors as discussed in the Interpretive Release referenced by the Staff.

Division of Corporation Finance
April 3, 2006

Report of Independent Registered Public Accounting Firm, page 78

4.
We note that your auditors, Deloitte & Touche LLP are located in the U.K. It appears that a majority of your assets, liabilities, revenues and expenses relate to operations located in Central Europe, and that no substantial operations are located in the U.K. Furthermore, it appears that your principal corporate offices are located in Bermuda. The staff interprets Article 2 of Regulation S-X to require the report on the financial statements of a registrant that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the United States. This interpretation relates to both U.S. incorporated registrants and foreign-incorporated registrants that do not meet the foreign private issuer definition. However, in certain cases the staff will not object to the use of a foreign audit firm in cases where there is a logical relationship between the location of the auditor and the location of the registrant’s corporate offices or place where the registrant conducts its principal operations. As a result, please tell us why you engaged a U.K. auditor, as opposed to a U.S. public accounting firm or accounting firm located in Central Europe where the majority of your operations are conducted. We may have further comment.

Response:

Deloitte & Touche LLP, London, United Kingdom (“Deloitte UK”) audited our 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Central European Media Enterprises Ltd. is a Bermuda company which has its Class A Common Stock listed on the NASDAQ and the Prague Stock Exchange with diverse investments in television operating and license companies in Croatia, the Czech Republic, Romania, the Slovak Republic, Slovenia and the Ukraine. We maintain a corporate staff in London and Amsterdam as disclosed in Item 1 “Business”, page 27, and Item 2 “Properties” of our 2005 Form 10-K. Our administrative center in London includes employees in our accounting and finance function who are responsible for the majority of the day-to-day procedures needed to consolidate and report on our operations, which are widely dispersed in Central and Eastern Europe, to management and our shareholders. The choice of London for our main accounting and finance administrative center was in part driven by the increased availability of the skilled resources located there.

We engaged Deloitte UK as our auditor for the following reasons:

•
There is a logical relationship between Deloitte UK’s location in London and our administrative center. The management and staff in our accounting and finance function located in our administrative center in London have significantly more accessibility to Deloitte UK in comparison to a U.S. public accounting firm and Deloitte UK, in turn, as the audit firm, has significantly more access to the controls and procedures performed by us in London;

•
Strategic decisions regarding our affairs were determined after consultation with the accounting and financial management functions based in our administrative center in London. The attest services performed by Deloitte UK correspondingly include examination of audit evidence produced by and inquiry of the management and staff in our administrative center;

•
Deloitte UK’s audit included reliance on other member firms of Deloitte Touche Tohmatsu (“Member Firm” or “Member Firms”) with respect to the audit procedures performed on our operations located in Central and Eastern Europe. However, Deloitte UK also participated in the execution of the audit of the operating companies. For example, an audit partner and/or director from Deloitte UK attended local update and close meetings during the performance of the audit field work in each of our respective locations. The role of the partner or director was to assist in the coordination and supervision of the audit work performed by the local Member Firms in anticipation of the audit of the consolidation performed at our administrative center. Deloitte UK organized a multi-day client service meeting, which was attended by our Chief Financial Officer, during which time Deloitte UK traveled to a mutually agreed central location to discuss the planning and performance of the Member Firms’ audits. At the planning and interim field work stage of the audit, and during certain times during the year in consideration of the 10-Q reporting process, the Deloitte UK engagement partner together with the audit director or senior manager traveled to each respective location to meet with the local management of each operating subsidiary and the Member Firm representatives to establish the audit plan, review the interim work and to discuss significant accounting and auditing matters, as needed. At the conclusion stage of the audit, the Deloitte UK engagement partner and the audit director or senior manager traveled to each location to discuss and review the local accounting issues in detail and meet with local management of each operating subsidiary to discuss their findings. Each of these activities is coordinated and discussed on a regular basis with our accounting staff located at our administrative center in London and the Audit Committee of our Board of Directors. We believe that a U.S. public accounting firm would not be better placed to communicate or participate with the Member Firms as part of the audit of our operations in Central and Eastern Europe;

•	The audit work on the consolidation process, including audit work related to our significant transactions (business combinations, push-down accounting, etc.), was performed by Deloitte UK;

•
Due to the diversity in location of our operations in Central and Eastern Europe, and our ongoing plans to expand our business, we believe that a single Member Firm in Central or Eastern Europe is not better suited to perform the audit of our reporting on a consolidated basis. In addition, Deloitte UK benefits from the experience of auditing more clients registered with the Securities and Exchange Commission, who therefore include financial information under accounting principles generally accepted in the United States (“US GAAP”) in their filings, than any single Member Firm in Central or Eastern Europe; and

•
We believe that Deloitte UK has the competence, expertise and the necessary registration to conduct this audit of our US GAAP financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit Committee of our Board of Directors therefore has concluded that it is appropriate for Deloitte UK to be our auditors.

Division of Corporation Finance
April 3, 2006

Organization and Business, page 68

5.
We note that prior to January 23, 2006 you use equity accounting to account for your 49% interest in Slovenska Televiszna Spolocnost s.r.o. (STS). We also note on page 6 that you share 70% of the total profits of STS. Tell us in detail how you considered FIN 46R with respect to your investment in STS.

Response:

Background

Our operations in the Slovak Republic, as at December 31, 2005 consisted of our interests in Slovenska Televiszna Spolocnost s.r.o. (“STS”), a television station operating company, and Markiza - Slovakia (“Markiza”), a television license holding company. Our interest in STS is held through CME Media Enterprises BV (“CME BV”), a 100% owned holding company. Prior to January 23, 2006, CME BV had a 49% voting interest in STS and shared 70% of the total earnings of STS. CME BV also had a 34% voting interest in Markiza and shared 0.1% of the total earnings in Markiza.

Markiza holds a 51% voting interest in STS and shares in 30% of the total earnings of STS, however STS consolidates Markiza. Markiza was determined to be a Variable Interest Entity (“VIE”) pursuant to FIN 46(R) as Markiza’s activity, its television license, is purely in the interest of STS and an obligation exists via an Exclusivity Agreement for STS to fund Markiza. Accordingly, STS consolidates Markiza, as it is the primary beneficiary. Please refer to Note 2 of the STS consolidated financial statements included within Item 8 of our 2005 Form 10-K. STS on a consolidated basis, which includes Markiza, is referred to hereafter as Consolidated STS. The remaining voting and economic interests in STS and Markiza were held by independent third parties.

CME BV’s interest in Consolidated STS as at December 31, 2005, is depicted as follows:

Division of Corporation Finance
April 3, 2006

FIN 46(R) Analysis

We evaluated CME BV’s interest in Consolidated STS under FIN 46(R) upon adoption and determined that although Consolidated STS is deemed to be a business under the definition and discussion in EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”, Consolidated STS is within the scope of FIN46(R) because we participated significantly in the design of Consolidated STS, which was necessary, among other reasons, to ensure strict local media regulations with regard to foreign ownership interests were sufficiently considered.

However, pursuant to the guidance in Paragraph 5 of FIN 46(R), we determined that Consolidated STS is not a VIE. Below is our analysis of each of the conditions in Paragraph 5. This FIN 46(R) assessment was done as of January 2002, when a reconsideration event (as contemplated by FIN 46(R), paragraph 7) occurred whereby CME BV exchanged 10% of its economic interest in STS for a 34% voting interest in Markiza.

➢
The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. That is, the equity investment at risk is not greater than the expected losses of the entity.

The total equity investment at risk of Consolidated STS was determined to be sufficient to permit it to finance its activities without additional financial support provided by any parties. We performed a qualitative and quantitative analysis at the time of adoption of FIN 46(R) as a basis for this conclusion. That analysis and its determination have been corroborated by the fact that no other financial support has been required. Please refer to the results of Consolidated STS for each of the three years in the period ended December 31, 2005, included on Page 131 and 133 of our 2005 Form 10-K.

➢	As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

1.	The direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights.

The day-to-day decision making of Consolidated STS is undertaken by its management. For issues that require shareholder approval, the holders of the equity investment at risk are the decision makers by a simple majority voting process. We believe that the equity investors do not lack characteristic (1).

2.	The obligation to absorb the expected losses of the entity.

The holders of the equity investment at risk will absorb the expected losses, if any, of Consolidated STS. There is no protection from absorbing expected losses, guaranteed equity returns or residual value guarantees to protect holders of the equity investment at risk. Therefore, we believe that the equity investors do not lack characteristic (2).

3.	The right to receive the expected residual returns of the entity.

The holders of the equity investment at risk have the right to the expected residual returns of Consolidated STS. There are no arrangements that would limit the expected residual returns of the holders of the equity investment at risk. Therefore, we believe that the equity investors do not lack characteristic (3).

➢	The equity investors as a group also are considered to lack characteristic (1) above if:

i.
the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both; and

Our voting rights are not proportional to our economic rights in Consolidated STS (i.e. our right to share in total earnings of Consolidated STS). The voting and economic right percentages are discussed in more detail above.

ii.	substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights

The primary business activities of Consolidated STS relate to the operation and administration of its television station in the Slovak Republic. We do not trade with Consolidated STS nor does Consolidated STS provide any other services that are conducted on our behalf.

As such, substantially all of the activities of Consolidated STS are not conducted on our behalf.

Based on the considerations in evaluating our investment in Consolidated STS pursuant to the guidance in FIN 46(R), we concluded that Consolidated STS was not a VIE.

We did not hold a controlling voting interest in either STS or Markiza as of December 31, 2005, and therefore did not control Consolidated STS. As referenced in the Staff’s comment, we acquired a controlling voting interest in Consolidated STS on January 23, 2006. We will be consolidating Consolidated STS on a prospective basis in future filings.

Division of Corporation Finance
April 3, 2006

Consolidated Statements of Operations and Comprehensive Income, page 81

6.
Please revise your statements of operations to separately present cost and expenses applicable to net revenues in accordance with Rule 5-03 of Regulation S-X. In this regard, it appears from your statement that, at a minimum, your cost of revenues should include your operating costs and cost of programming. With respect to your depreciation of property, plant and equipment and amortization of intangibles, please comply with SAB Topic 11:B.

Response:

The costs and expenses attributable to sales and revenues are ‘Operating costs’, Cost of programming’, ‘Depreciation of station plant, property & equipment’ and ‘Amortization of broadcast licenses and other intangibles’. As required by Regulation S-X, Rule 5-03 and SAB Topic 11:B, these have been stated separately. In response to the Staff’s comment, we will include in future filings a subtotal entitled ‘Cost of revenues’ that will total these four items on the face of our consolidated statement of operations.

5. Senior Notes. Page 101

7.
We refer to your senior notes issued on May 5, 2005 and your disclosure that the amounts outstanding are guaranteed by certain of your subsidiaries and are secured by a pledge of shares of those subsidiaries and an assignment of certain contractual rights. Tell us how you considered Rule 3-10 of Regulation S-X.

Response:

The Senior Notes issued on May 5, 2005, were not registered under the U.S. Securities Act of 1933, as amended, and as a result we concluded that Rule 3-10, in particular Rule 3-10(a)(1), of Regulation S-X does not apply.

*****

We are available to discuss any of the foregoing at your convenience. Please contact the undersigned at 011 44 20 7430 5430 with any additional comments.

Yours sincerely,

/s/ Wallace Macmillan

Wallace Macmillan
Chief Financial Officer

cc:	Kyle Moffatt, US Securities and Exchange Commission
Inessa Berenbaum, US Securities and Exchange Commission
Graham Richardson, Deloitte & Touche LLP
Robert L. Kohl, Katten Muchin Rosenman LLP